                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

         Susan L. Fischer, Vice President, Administration & Advancement
                        The HealthCare Chaplaincy, Inc.
                              434 East 70th Street
                               New York, NY 10021
                                (212) 746 - 6956

                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               September 21, 1995
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                          Note:  Six copies of this statement,
                    including all exhibits, should be filed with the
                  Commission.  See Rule 13d-1(a) for other parties to
                              whom copies are to be sent.

                            (Continued on following pages)

                                (Page 1 of 10 Pages)
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CUSIP No. 69-111-10-9                    13D                Page 2 of 10 Pages



     1     NAME OF PERSON
           THE HEALTHCARE CHAPLAINCY, INC.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           13-2634080

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*          (a)   [ ]
                                                                    (b)   [X]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           NEW YORK

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,073,376
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        3,150

                               10     SHARED DISPOSITIVE POWER
                                         -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,073,376

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            61.9%

    14     TYPE OF PERSON REPORTING*
            CO

                       * SEE INSTRUCTIONS BEFORE FILLING OUT





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         GENERAL.  This Schedule 13D is filed by The HealthCare Chaplaincy,
Inc. (the "Filing Person"). The Filing Person may be deemed to be a member of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described in Item 5 below, however the Filing Person does not, by reason of the filing of this Schedule 13D, thereby admit it has become a member of a "group" within the meaning of Section 13(d).

ITEM 1.  SECURITY AND ISSUER.

                 This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 23 Kenney Drive, Cranston, Rhode Island 02920.

ITEM 2.  IDENTITY AND BACKGROUND.

                 a.       The HealthCare Chaplaincy, Inc.

                 b.       Business address:  434 East 70th Street, New York,
                          N.Y. 10021

                 c. The Filing Person is a non-profit corporation that qualifies under Section 501(c)(3) of the Internal Revenue Code.

                 d., e. During the last five years, neither the Filing Person nor any of its executive officers and trustees (identified below in this Item 2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws.

                 f.       New York

The Rev. Dr. Walter J. Smith, S.J. is the president and chief executive officer of the Filing Person. His principal business address is 434 East 70th Street, New York, NY 10021.

The Rev. Dr. John K. Swift is vice president of the Filing Person. He also works vice president of Pastoral Education & Clinical Services. His principal business address is 434 East 70th Street, New York, NY, 10021.

Susan L. Fischer is vice president of Administration & Advancement of the Filing Person. Her principal business address is 434 East 70th Street, New York, NY 10021

The Rev. Canon John Andrew, D.D. is a member of the Board of Trustees of the Filing Person. He is a Rector at St. Thomas Church Fifth Avenue. His principal business address is 1 West 53rd Street, New York, NY 10019.





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The Rev. Dr. Anschutz is a member of the Board of Trustees of the Filing
Person. He is a rector at St. James' Episcopal Church. His principal business address is 865 Madison Avenue, New York, NY 10021.

Geoffrey C. Bible is a member of the Board of Trustees of the Filing Person. He is the Chairman & CEO of Philip Morris Companies, Inc. His principal business address is 120 Park Avenue, New York, NY 10017

Edith C. Bjornson is a member of the Board of Trustees of the Filing Person. She is a program officer at The Markle Foundation. Her principal business address is 75 Rockefeller Plaza, Suite 1800, New York, NY 10019-6908.

Jane G. Brown is a member of the Board of Trustees of the Filing Person. She is the president of International Tennis Hall of Fame. Her principal business address is 100 Park Avenue, 10th Flr., New York, NY 10017

Derrick D. Cephas is a member of the Board of Trustees of the Filing Person. He is a partner at the law firm of Cadwalader, Wickersham & Taft. His principal business address is 100 Maiden Lane, New York, NY 10038.

Donald T. Coughlin is a member of the Board of Trustees of the Filing Person. He is the director of ISSC. His principal business address is 44 S. Broadway, 9th Flr., White Plains, NY 10601.

Joan H. DeCrane is a member of the Board of Trustees of the Filing Person. She is a homemaker. Her principal business address is 55 Valley Rd., Bronxville, NY 10708.

Peter M. Fishbein is a member of the Board of Trustees of the Filing Person. He is a Senior Partner at the law firm of Kaye, Scholer, Fierman, Hays & Handler. His principal business address is 425 Park Avenue, New York, NY 10022.

Jonathan L. Jacobs, M.D. is a member of the Board of Trustees of the Filing Person. He is the medical director at the Center for Special Studies. His principal business address is The New York Hospital--Cornell Medical Center at 449 East 68th Street, New York, NY 10021.

Sibyl Jacobson, Ph.D. is a member of the Board of Trustees of the Filing Person. She is the president and chief executive officer at Metropolitan Life Foundation. Her principal business address is One Madison Avenue, Area 12-H, New York, NY 10010-3690.

Karen M. Karp is a member of the Board of Trustees of the Filing Person. She is the chairman and chief executive officer of Mueller Industries. Her principal business address is 888 Seventh Avenue, 33rd Flr., New York, NY 10106.

Thomas N. Keltner, Jr. is a member of the Board of Trustees of the Filing Person. He is a partner at the firm of Wien, Malkin & Bettex. His principal business address is at 60 East 42nd Street, 48th Flr., New York, NY 10165-0015.

Marguerite S. Lederberg, M.D. is a member of the Board of Trustees of the Filing Person. She is the Attending Psychiatrist at Memorial Sloan- Kettering Cancer Center. Her principal business address is at 1275 York Avenue, New York, NY 10021.





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T. Michael Long is a member of the Board of Trustees of the Filing Person.  He is a partner at Brown, Brothers Harriman & Co. His principal business address is 59 Wall Street, New York, NY 10005.

Robert F. Longley is a member of the Board of Trustees of the Filing Person. He is the president of The Salisbury Group. His principal business address is 148 Main Street, Salisbury, CT 06068.

Myra E. Mahon is a member of the Board of Trustees of the Filing Person. She is a director of The Archbold Charitable Trust. Her principal business address is 150 E. 58th Street, 32nd Flr., New York, NY 10155.

Rabbi J. Rolando Matalon is a member of the Board of Trustees of the Filing Person. He is a rabbi at the Congregation B'nai Jeshurun. His principal business address is 270 W. 89th Street, New York, NY 10024.

Lucy Flemming McGrath, D.M., L.H.S. is a member of the Board of Trustees of the Filing Person. She is a homemaker. Her principal business address is at 765 Park Avenue, Apt. 14-A1, New York, NY 10021.

Anne Moore, M.D. is a member of the Board of Trustees of the Filing Person. She is a doctor of medicine. Her principal business address is 1112 Park Avenue, New York, NY 10128.

Howard N. Newman is a member of the Board of Trustees of the Filing Person. He is a professor of health policy & management at Wagner School of Public Service at New York University. His principal business address is 4 Washington Square North, Rm 53, New York, NY 10003.

Gene Pressman is a member of the Board of Trustees of the Filing Person. He is the co-chairman and co-chief executive officer of Barneys New York. His principal business address is 106 Seventh Avenue, New York, NY 10011.

Rabbi Peter J. Rubinstein is a member of the Board of Trustees of the Filing Person. He is a rabbi at Central Synagogue. His principal business address is 123 East 55th Street, New York, NY 100022-3566.

David G. Sacks is a member of the Board of Trustees of the Filing Person. He is a director of Joseph E. Seagram & Sons, Inc. His principal business address is 375 Park Avenue, 5th Flr., New York, NY 10152-0192.

William G. Spears is a member of the Board of Trustees of the Filing Person. He is a chairman at Spears, Benzak, Salomon & Farrell. His principal business address is 45 Rockefeller Plaza, 33rd Flr., New York, NY 10111.

Donna Stillman is a member of the Board of Trustees of the Filing Person. She is an associate with the New York Restaurant Group. Her principal business address is 322 East 57th Street, New York, NY 10022

Leila Maw Straus is a member of the Board of Trustees of the Filing Person. She is a U.S. consultant for Granada Television and Meridian Broadcasting at Leila Maw International. Her principal business address is 146 Central Park West, Ste. 5E, New York, NY 10023-2005.





                                       5
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Nicholas J. Tortorello is a member of the Board of Trustees of the Filing
Person. He is the senior vice president of Roper Starch Worldwide, Inc. His principal business address is 205 East 42nd Street, 17th Flr., New York, NY 10017

Eugene I. Zuriff is a member of the Board of Trustees of the Filing Person. He is a director at Commercial Bank of New York. His principal business address is 301 Park Avenue, New York, NY 10022.

         All of the above-mentioned individuals are citizens of the United States of America, with the exception of The Rev. Canon John Andrew, D.D. who is a citizen of the United Kindgom and Rabbi J. Rolando Matalon who is a citizen of Argentina.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The Filing Person acquired the Common Stock pursuant to a charitable gift and therefore no funds or other consideration were used to acquire the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The securities are being held by the Filing Person for investment purposes only. The Filing Person has no present intention to seek to acquire or otherwise control the Company.

                 The Filing Person may from time to time make additional purchases of securities of the Company in either open market or privately negotiated transactions, depending on the Filing Person's evaluation of the Company's business, prospects and financial condition, the market for such securities, other investment opportunities available to the Filing Person, the condition and prospects of the Filing Person's own businesses, the general condition of the economy and of the securities markets and other future developments. Depending on the same factors, such persons may from time to time decide to sell or otherwise dispose of their holdings of securities of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Filing Person is the direct beneficial owner of 3,150 shares of the Common Stock, representing approximately .05% of the outstanding Common Stock, based on the 6,579,631 shares of Common Stock outstanding on June 30, 1995 as reported by the Company's Form 10-Q for the quarterly period ended June 30, 1995.

                 By virtue of the Stockholders' Agreement described in Item 6 of this Schedule 13D, the Filing Person may be deemed to be the indirect beneficial owner of approximately 4,073,376 shares of the Common Stock held by the parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are owned by the other parties to the Stockholders' Agreement.

                 (b) See the Filing Person's responses to Items 7, 8, 9 and 10 on the cover page to this Schedule 13D, which responses are incorporated herein by reference.

                 (c) The Filing Person does not own any other shares of the Company and has not purchased or sold any shares in the past 60 days.





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                 (d)  Not applicable.

                 (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Filing Person is a party to that certain Stockholders' Agreement, dated December 10, 1986 as amended (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by it. The Stockholders' Agreement requires, among other matters, that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by certain stockholders affiliated with the Company's management (the "Management Stockholders") and nine persons designated by the Wesray Stockholders (as defined in the Stockholders' Agreement).

                 The Stockholders' Agreement also provides for each stockholder and Mutual Benefit Insurance Company not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

                 The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit Insurance Company own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting, Inc. or foreclosure or similar actions or proceedings by the Company's senior lender.

                 By virtue of the provisions of the Stockholders' Agreement, the Filing Person may be deemed for purposes of Section 13(d) under the Exchange Act, to be a member of a "group" and to have indirectly acquired beneficial ownership of the shares of the Company held by the other parties to the agreement and to share the voting power of the shares of Common Stock of the Company held by such other parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement. The Stockholders' Agreement has been filed as an exhibit hereto and the parties to such Stockholders' Agreement are listed on the signature pages thereof.

                 Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person and the Filing Person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1. Stockholders' Agreement, dated December 10, 1986, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein (incorporated by reference from Exhibit 10.2 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).





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                 2.       Amendment No. 1, dated as of December 1, 1987, to the
Stockholders' Agreement (incorporated by reference from Exhibit 10.3 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 3. Agreement dated July 26, 1988, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein amending the Stockholders' Agreement (incorporated by reference from Exhibit 10.4 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

               4. Joinder in Company's Stockholders' Agreement dated as of September 21, 1995 by and between the Filing Person and the Company.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 1995                  The HealthCare Chaplaincy, Inc.


                                           By:    /s/ Susan L. Fischer
                                              ---------------------------
                                           Name:  Susan L. Fischer
                                           Title: Vice President,
                                                  Administration & Advancement

                                   JOINDER IN
                          OUTLET COMMUNICATIONS, INC.
                            STOCKHOLDERS' AGREEMENT


In consideration of the transfer to The HealthCare Chaplaincy, Inc. (the "Transferee") of 3,150 shares of Common Stock, par value $.01 per share, of Outlet Communications, Inc. (the "Corporation") and the registration of such transfer on the books of the Corporation, the Transferee and the Corporation agree that, as of the date written below, the Transferee shall become party as a Stockholder to the Outlet Communications, Inc. Stockholders' Agreement dated as of December 10, 1986, as amended, (the "Stockholders' Agreement"). The Transferee agrees to be bound by all of the terms and provisions of the Stockholders' Agreement as though it were an original party thereto. The Transferee acknowledges that, by becoming a party to the Stockholders' Agreement, it may be deemed to be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act of 1933, as amended, and that resales of the Common Stock of the Corporation will be restricted in accordance with Rule 144.

                                           The HealthCare Chaplaincy, Inc.
                                           (Name of Transferee)


                                           By: /s/ Susan L. Fischer
                                              --------------------------------
                                              Vice President,
                                              Administration & Advancement



Executed as of the 21st day of September, 1995.

                                           Outlet Communications, Inc.


                                           By:
                                              --------------------------------





                                      E-1